02021991

ES

...GE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8- 41479

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meduña & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Banco Popular Building, Suite 903, Tetuán Street

(No. and Street)

Old San Juan, (City) Puerto Rico (State) 00902 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 30 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cyril Meduña (787) 725-5285

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor, (Address) Hato Rey, (City) Puerto Rico (State) 00917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 17 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cyril Meduña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meduña & Co., Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff. Núm: 1002

JOSE A. MIRANDA DALECCIO ABOGADO - NOTARIO

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

Independent Auditors' Report
To the Shareholders of
Meduña & Co., Inc.:

We have audited the accompanying balance sheets of **MEDUÑA & CO., INC. (a Puerto Rico corporation)** as of June 30, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Meduña & Co., Inc.** as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 17, 2002.

1830743

SELLO $5.00

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

MEDUÑA CO., INC.

BALANCE SHEETS -- JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash in bank	$ 73,974	$ 14,273
Commercial paper, maturing within ninety (90) days	341,027	330,000
Cash and cash equivalents	415,001	344,273
Accounts receivable	103	2,548
Prepaid income taxes	-	300
Total current assets	415,104	347,121
INVESTMENTS, at fair market value	82,247	94,711
OTHER ASSETS	14,046	14,046
Total assets	$ 511,397	$ 455,878

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accrued liabilities	$ 60,000	$ 30,000
Income tax payable	11,905	-
Total current liabilities	71,905	30,000
STOCKHOLDERS' EQUITY:		
Common stock, par value $100 each, 10,000 shares authorized, 101 shares issued and outstanding	10,100	10,100
Amount of paid-in capital in excess of par value of shares issued	64,900	64,900
Unrealized holding (loss) gain	(6,729)	10,989
Retained earnings	371,221	339,889
Total stockholders' equity	439,492	425,878
Total liabilities and stockholders' equity	$ 511,397	$ 455,878

The accompanying notes are an integral part of these balance sheets.

MEDUÑA CO., INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
REVENUES:		
Management fees	$ 100,000	$ 50,000
Interest and miscellaneous income	9,529	23,811
Total revenues, net	109,529	73,811
OPERATING EXPENSES:		
Legal, accounting and consulting fees	32,807	32,930
Professional organization dues, other dues, subscriptions and donations	4,687	3,840
Insurance	4,662	4,662
Taxes, other than income	289	225
Bank charges	308	300
Total operating expenses	42,753	41,957
INCOME BEFORE PROVISION FOR INCOME TAXES	66,776	31,854
PROVISION FOR INCOME TAXES	15,444	6,649
NET INCOME	$ 51,332	$ 25,205

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Comprehensive Income	Accumulated Earnings	Total	Annual Comprehensive Income
BALANCE, June 30, 2000	$ 10,100	$ 64,900	$ 52,247	$ 314,684	$ 441,931	
COMPREHENSIVE INCOME -- 2001						
Net income	-	-	-	25,205	25,205	$ 25,205
Increase (decrease) in unrealized gain on investments	-	-	(41,258)	-	(41,258)	(41,258)
Net comprehensive income -- 2001	-	-	-	-	-	$ (16,053)
BALANCE, June 30, 2001	10,100	64,900	10,989	339,889	425,878	
COMPREHENSIVE INCOME -- 2002						
Net income	-	-	-	51,332	51,332	$ 51,332
Increase (decrease) in unrealized gain on investments	-	-	(17,718)	-	(17,718)	(17,718)
Dividends paid				(20,000)	(20,000)	
Net comprehensive income -- 2002	-	-	-	-	-	$ 33,614
BALANCE, June 30, 2002	$ 10,100	$ 64,900	$ (6,729)	$ 371,221	$ 439,492	

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	$ 51,332	$ 25,205
Adjustments to reconcile net income for the year to net cash provided by operating activities -		
Changes in assets and liabilities -		
Decrease (increase) in accounts receivable	2,445	(1,626)
Decrease in prepaid income taxes	300	3,049
Increase in accrued liabilities	30,000	30,000
Increase in accrued income taxes	11,905	-
Net cash provided by operating activities	95,982	56,628
CASH FLOWS USED IN INVESTING ACTIVITIES -- purchase of investments	(5,254)	(53,738)
CASH FLOWS USED IN FINANCING ACTIVITES – dividends paid	(20,000)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	70,728	2,890
CASH AND CASH EQUIVALENTS, beginning of year	344,273	341,383
CASH AND CASH EQUIVALENTS, end of year	$ 415,001	$ 344,273

Supplemental disclosure of cash flow information:

	2002	2001
Income taxes paid	$ 3,240	$ 3,600

The accompanying notes are an integral part of these statements.

MEDUÑA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

(1) Organization and summary of significant accounting policies:

(a) Organization -

The Company was formed on June 5, 1989, under the laws of Puerto Rico and commenced operations in October 1989. It is engaged in financial and securities activities and is registered as a broker-dealer with the Securities and Exchange Commission, Washington, D.C. and with the Puerto Rico Securities Commission. The Company's activities have consisted of the sale of securities to corporations qualifying under IRS Code Section 936, financial institutions and residents of Puerto Rico, and in performing investment advisory and/or related financial services for third parties.

(b) Summary of significant accounting policies -

(i) Basis of accounting -

The Company uses the accrual basis of accounting for financial statements and tax return purposes.

(ii) Cash and cash equivalents -

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(iii) Investments -

On June 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Investments in equity securities that have unrealized gains or losses on securities classified as available-for-sale (reported at fair value) are included as a separate component of stockholder's equity.

All investments in the accompanying financial statements have been classified as available-for-sale. See related Note (3).

(iv) **Use of estimates** -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and limits the ratio of aggregate indebtedness to net capital, both as defined; furthermore, equity capital may not be withdrawn or cash dividends paid under certain conditions. At June 30, 2002 and 2001, the Company had net capital, as defined, of $343,096 and $313,860, respectively, which was $243,096 and $213,860, respectively, in excess of its required minimum net capital of $100,000 as of June 30, 2002 and 2001. The Company's ratio of aggregate indebtedness to net capital was .174 and .09 in 2002 and in 2001, respectively. (See Schedule 1)

(3) Investments:

During the year ended June 30, 1993, the Company acquired 10 shares (at $1,000 per share, or a total investment of $10,000) of Venture Capital Fund, Inc., a Puerto Rico corporation organized to invest in high risk venture capital entities organized to operate in Puerto Rico. Relevant tax regulations in Puerto Rico grant the purchaser of shares in Venture Capital Fund, Inc. a credit (in the year of purchase) against the purchaser's income tax calculated at a maximum of 25% of the amount invested. Subsequently, if this investment is disposed of at a loss, additional tax credits are available to the purchaser. There is no market maintained for the trading of shares in Venture Capital Fund, Inc.

The Company has also acquired shares in Technology Value Fund, issued by Interactive Investment, a Delaware Business Trust.

During the year ended June 30, 2001, the Company entered into a subscription agreement for the purchase of a limited partner interest in "Tucker Anthony Private Equity Fund III, L.P., a Delaware limited partnership established to invest in high quality private equity funds. The total capital commitment is for $100,000. As of June 30, 2002 and 2001, the total capital contributions amounted $28,000 and $23,000, respectively.

The following schedule summarizes investments at June 30, 2002 and 2001.

2002

Equity securities	# of shares	Cost	Unrealized Loss	Market Value
Venture Capital Fund of Puerto Rico	10	$ 10,000	$ -	$ 10,000
Technology Value Fund	666.678	21,676	6,729	14,947
NASDAQ Stock Market, Inc.	2,300	29,300	-	29,300
		60,976	6,729	54,247
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	28,000	-	28,000
Total		$ 88,976	$ 6,729	$ 82,247

2001

Equity securities	# of shares	Cost	Unrealized Gain	Market Value
Venture Capital Fund of Puerto Rico	10	$ 10,000	$ -	$ 10,000
Technology Value Fund	660.621	21,422	10,989	32,411
NASDAQ Stock Market, Inc.	2,300	29,300	-	29,300
		60,722	10,989	71,711
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	23,000	-	23,000
Total		$ 83,722	$ 10,989	$ 94,711

(4) **Related party transactions:**

The Company had transactions with an affiliated entity, through common ownership, Venture Management, Inc., a Puerto Rico based venture capital/ private equity investment organization. During the years ended June 30, 2002 and 2001, the Company received management fee income from that entity of $100,000 and $50,000, respectively, for consulting services.

(5) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as: Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements are omitted as being not applicable since through June 30, 2002 the Company has not generated any relevant transactions, nor has it had activities that would make necessary the presentation of the information presented in such schedules.

(6) Commitments:

Office furniture and furnishings are owned by a stockholder. While no charge has ever been made to the Company for the use of such equipment, etc., it is possible that the Company may either acquire such assets or pay a rental charge for the use thereof.

(7) Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company maintains its cash deposit account in a highly qualify financial institution. While the Company attempts to limit any financial exposure, its deposit balance may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(8) Comprehensive income:

During the year ended June 30, 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" which established rules for the reporting and display of comprehensive income and its components. Comprehensive income represents operational net income plus all other changes in net assets from non-operating sources. During the years ended June 30, 2002 and 2001 non-operating components of comprehensive income were limited to variations in the net amount of the unrealized holding gain on securities owned and available-for-sale.

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Meduña & Co., Inc.:

In planning and performing our audit of the financial statements of **MEDUÑA & CO., INC.** for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 17, 2002.

1830744


$5.00
SELLO
$5.00

MEDUÑA CO., INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2002 AND 2001

	2002	2001
NET CAPITAL:		
Stockholders' equity as of June 30, as per accompanying balance sheets	$ 439,492	$ 425,878
Less - Non-allowable assets	96,396	111,605
	343,096	314,273
Less - Haircuts on securities- Commercial paper	427	413
Net capital	$ 342,669	$ 313,860
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheets- Accrued liabilities	$ 60,000	$ 30,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 4,000	$ 2,000
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Highest minimum net capital requirement	$ 100,000	$ 100,000
Excess net capital at 1000%	$ 341,669	$ 311,860
Net capital in excess of highest minimum net capital	$ 241,669	$ 211,860
Ratio: Aggregate indebtedness to net capital	0.17	0.10
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30):		
Net capital as reported in Company's Part II	$ 365,640	$ 345,909
Net audit adjustments	(22,971)	(32,049)
Net capital	$ 342,669	$ 313,860

MEDUÑA CO., INC.

Schedule II

RECONCILIATION PURSUANT TO RULE 17A-5(D) (4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2002 AND 2001

	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30, 2002 and 2001):		
Net capital, as previously reported (Focus II report as of June 30, 2002 and 2001)	$ 365,640	$ 345,909
Adjustments to current year earnings	(22,971)	(32,049)
Net capital, as reported herein	$ 342,669	$ 313,860
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 of June 30, 2002 and 2001):		
(Decrease) increase in aggregate indebtedness as a result of audit adjustments	$ (1,251)	$ 30,000